Mail Stop 7010

                                                November 17, 2005



Mr. Anthony J. Simonetta
Strategic Diagnostics Inc.
111 Pencader Drive
Newark, Deleware 19702

	RE:	Strategic Diagnostics Inc.
      Form 10-K for the year ended December 31, 2004
      Filed March 30, 2005
      File No. 000-22400


Dear Mr. Simonetta:

      We have reviewed your response letter dated November 15,
2005
and have the following additional comments. After reviewing this information, we may or may not raise additional comments.

FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2004
1. We note that you anticipate recording the costs to produce a custom antibody as inventory at the lower of cost or market. Please tell us what you define as market and specifically how and when you plan to assess the custom antibody costs for impairment.
2. We understand from your previous response letters that customers can request additional antibodies using the same animals from their initial order. Please tell us what consideration you have given to this situation as it relates to your proposed accounting for the custom antibody costs. In particular, address the following.
* Tell us how the timing of a customer request for additional antibodies affects your proposed policy. Address how and when a customer makes such requests. If the request is made prior to the delivery of the initial order, address how you will allocate costs between the initial order and subsequent orders. If the request is made subsequent to the delivery of the initial order, tell us how you will reflect appropriate gross margins on the subsequent antibody deliveries as we assume that, in accordance with your proposed accounting for the costs to produce a custom antibody, all such costs would have been expensed upon shipment of the original order. In addition, if you are recognizing fees from housing an animal and waiting on a decision from a customer regarding subsequent antibody orders, tell us how you will treat the accumulated costs related to the initial antibody production.
* Please ensure that your response contemplates your business practices utilized in each period presented in your fiscal 2004 Form
10-K through the current period.

3. Tell us the typical timeframe between the completion of your work to produce the custom antibodies and shipment to your customers.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

     If you have any questions regarding these comments, please direct them to Patricia Armelin, Staff Accountant, at (202) 551-3747,
Jeanne
Baker at (202) 551-3691 or, in their absence, to the undersigned at
(202) 551-3768.


            Sincerely,



                  John Cash
                  Accounting Branch Chief


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Mr. Anthony J. Simonetta
Strategic Diagnostics Inc.
November 17, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE